OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Invenda Corporation

(Name of Issuer)

Common Stock, US $0.01 par value per share

(Title of Class of Securities)

26830H103

(CUSIP Number)

Kamran Amjadi,

6901 Rockledge Drive, 6th Floor,

Bethesda, Maryland 20817

(240) 333-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 26830H103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Peter Friedli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,966,532(1)
8. Shared Voting Power 10,986,880
9. Sole Dispositive Power 1,966,532(1)
10. Shared Dispositive Power 10,986,880

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,953,412
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 77.9%
14.	Type of Reporting Person (See Instructions) IN

(1)	This amount includes 23,500 shares of Common Stock previously held by Joyce, Ltd. (“Joyce”) and 29,100 shares of Common Stock previously held by Pine, Inc. (“Pine”) that were transferred to Mr. Friedli, individually, on or about September 21, 2007. As a result, Joyce and Pine no longer hold any shares of Common Stock of the Issuer.

CUSIP No. 26830H103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Venturetec, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,436,203(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,436,203(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,436,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) CO

(2)	Peter Friedli, who is a reporting person under this Schedule 13D, shares voting and investment power with Venturetec, Inc. (“Venturetec”), as the President of Venturetec. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of common stock and warrants reported herein by Venturetec.

CUSIP No. 26830H103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) InVenture, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,155,139(3)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,155,139(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,155,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) CO

(3)	Peter Friedli shares voting and investment power with InVenture, Inc. (“InVenture”), as the President of InVenture. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of common stock reported herein by InVenture.

CUSIP No. 26830H103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) US Venture 05, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,395,539(4)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,395,539(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 32.8%
14.	Type of Reporting Person (See Instructions) CO

(4)	Peter Friedli shares voting and investment power with US Venture 05, Inc. (“US Venture 05”), as the President of US Venture 05. Accordingly, Mr. Friedli may be deemed to beneficially own the shares of common stock reported herein by US Venture 05.

CUSIP No. 26830H103

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to that certain Schedule 13D filed on February 6, 2003 (the “Schedule 13D”), in connection with the ownership of shares of common stock, $0.01 par value per share (the “Common Stock”), of Invenda Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located as 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland. Peter Friedli, Venturetec, InVenture and Venture 05 are collectively referred to hereinafter as the “Reporting Persons.”

Item 2.	Identity and Background

(a)	US Venture 05;

(b)	US Venture 05’s business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;

(c)	US Venture 05’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies; and

(d)-(e)	During the last five years, US Venture 05 has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United Stated federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

(a)	Source of Funds: Not Applicable. Please see Item 4 below.

(b)	Amount of Funds: Not applicable. Please see Item 4 below.

Item 4.	Purpose of Transaction

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

This Amendment No. 3 to Schedule 13D is being filed as a result of the Issuer issuing an aggregate of 6,410,626 shares of Common Stock to the holders of all of the Issuer’s outstanding convertible promissory notes. Pursuant to Exchange Agreements dated as of September 18, 2007, the Issuer retried the debt represented by such notes of approximately $8,250,000 (the “Notes”) plus accrued and unpaid interest, by exchanging the notes for the Common Stock (the “Debt Exchange”). The issuance of the Common Stock was made in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933. The Notes were surrendered and terminated as part of the Debt Exchange. The form Exchange Agreement was filed with the Securities and Exchange Commission as Exhibit 10.1 to the Issuer’s Report on Form 8-K on September 19, 2007.

Peter Friedli, personally and Friedli Corporate Finance were not holders of any of the retired Notes nor did they receive any of the shares that were exchanged for the Notes. Peter Friedli is the president and beneficial owner of Venturetec and US Venture 05, two of the noteholders.

The Issuer intends to register for re-sale pursuant to a registration statement to be filed with the Securities and Exchange Commission the shares of Common Stock received by the noteholders in the Debt Exchange.

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including all warrants and options reported in this Amendment No. 3 are hereinafter referred to as the “Derivative Securities”) to which this Amendment No. 3 to Schedule 13D relates is 12,953,412 Common Stock, representing 77.9% of the shares of the Issuer. The total number of shares of Common Stock of the Issuer is arrived at by adding the number of shares of Common Stock outstanding as of the date of this report to the number of shares that would be received by the Reporting Persons if they were to convert all of the Derivative Securities held by them into Common Stock of the Issuer within 60 days of the date of this report. The Reporting Persons’ beneficial ownership is as follows:

(b)

(i)	Mr. Friedli beneficially owns 12,953,412 shares of Common Stock, which include: 66,600 shares issuable upon the exercise of warrants and 9,000 shares issuable upon exercise of vested stock options held by Mr. Friedli individually, as well as shares of Common Stock and common stock underlying warrants and options held by entities over which Mr. Friedli has control, as follows: Venturetec—2,336,203 shares of Common Stock and 100,000 shares issuable upon the exercise of warrants; InVenture—3,155,139 shares of Common Stock; US Venture 05—5,395,539 shares of Common Stock. Mr. Friedli has sole voting and investment power with respect to 1,990,632 shares and shared voting and investment power with respect to 10,986,880 shares.

(ii)	Venturetec beneficially owns 2,436,203 shares of Common Stock and 100,000 shares issuable upon exercise of warrants. Venturetec has shared voting and investment power with respect to 2,436,203 shares.

(iii)	InVenture beneficially owns 3,155,139 shares of Common Stock. InVenture has shared voting and investment power with respect to 3,155,139 shares.

(iv)	US Venture 05 beneficially owns 5,395,538 shares of Common Stock. US Venture 05 has shared voting and investment power with respect to 5,395,538 shares.

(c)	The 23,500 shares of Common Stock previously held by Joyce and the 29,100 shares of Common Stock previously held by Pine were transferred to Mr. Friedli, individually, on or about September 21, 2007. As a result, Joyce and Pine no longer hold any shares of Common Stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Friedli is the President of Venturetec, InVenture and US Venture 05. Mr. Friedli is a director of the Issuer and serves as the investment advisor to Joyce and Pine. In his position as President or investment advisor or through the relationships that Mr. Friedli has with certain of the Issuer’s shareholders, he has shared voting and investment power with respect to the Securities held by these entities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Statement of Peter Friedli, Venturetec, Inc., InVenture, Inc. and US Venture 05, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2007

PETER FRIEDLI

/s/ PETER FRIEDLI
Peter Friedli

VENTURETEC, INC.

/s/ PETER FRIEDLI
By:	Peter Friedli
Title:	President

INVENTURE, INC.

/s/ PETER FRIEDLI
By:	Peter Friedli
Title:	President

US VENTURE 05, INC.

/s/ PETER FRIEDLI
By:	Peter Friedli
Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC.

Directors and Executive Officers

1.	Peter Friedli, President
2.	Beat Whittmann, Director and Treasurer

INVENTURE, INC.

Directors and Executive Officers

1.	Peter Friedli, President
2.	D.P. Venkatesh, Director and Secretary

US VENTURE 05, INC.

Directors and Executive Officers

1.	Peter Friedli, Director and President
2.	Luis A. Davis, Director and Treasurer
3.	Pamela D. Hall, Director and Secretary